M M __________________________________________________________________ LAW OFFICE OF MARTIN MUSHKIN LLC Martin Mushkin

30 Oak St.

Stamford,. CT 06905-3500

Telephone: 203-252-2357

Facsimile: 203- 547-7540

e-mail: mmushkin@mushkinlaw.com

Website: rpglk.com mushkinlaw.com

CT juris: 040298 CT Fed Bar: ct27017

NY Bar Reg: 1100387

October 30, 2007

FEDEX

Mail Stop 3561

Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-3561

Fax: 202-942-9648

Attn:	Scott Anderegg, Staff Attorney
William Choi, Chief Accountant
H. Christopher Owings, Asst. Director

Re: Orion Diversified Technologies, Inc.
10KSB/A
File No. 0-04006

Gentlemen:

What is being sent to you?

Orion has amended its 10KSB for the period ended April 30, 2007, and a copy of the change pages, marked to show changes, is enclosed. A copy of the amended 10KSB marked to show changes is on the enclosed CD.

We had instructed that “business combination” and “recapitalization” be inserted to replace “reverse acquisition”. However in the ultimate filing copy, those words were inserted but “reverse acquisition” was not deleted. Reverse acquisition has now been deleted.

Also some changes have been made in the financials to conform them to the financials in the 14A.

Expedited review will be appreciated.

Very truly yours,

/s

Martin Mushkin

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